FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.



Teva Contacts:		**Barr Contact:**
Investors		**Investors and Media**
Elana Holzman 972 (3) 926-7554 elana.holzman@teva.co.il	**Kevin Mannix** (215) 591-8912 kevin.mannix@tevausa.com	Carol A. Cox (201) 930-3720 carol.cox@barrlabs.com
Media		
Ayala Miller 972 (3) 926-7262 ayala.miller@teva.co.il	**Denise Bradley** (215) 591-8974 denise.bradley@tevausa.com	

For Immediate Release

TEVA AND BARR PROVIDE UPDATE ON ACQUISITION

- *Barr Announces Debt Amendment*
- *Teva Announces Sufficient Funds to Complete Acquisition*

Jerusalem, Israel and Montvale, NJ, October 27, 2008 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Barr Pharmaceuticals, Inc. (NYSE: BRL) announced today that Barr and its syndicate of lending banks, arranged by Bank of America, have agreed to amend Barr's unsecured credit facilities to permit them to remain in place following Barr's acquisition by Teva.

"We are pleased that we have successfully negotiated with Barr's lenders to maintain these credit facilities, post-closing, under terms and conditions that meet our requirements," said **Eyal Desheh, Teva's Chief Financial Officer**. "The combination of the amended Barr credit facilities, Teva's available cash on hand and our committed bridge financing will provide us with sufficient funds to complete the acquisition of Barr as well as support the continued growth of our business."

The amendments to the credit facilities waive the lenders' right to call Barr's debt upon the change in control in connection with the acquisition by Teva, thereby allowing Barr's outstanding obligations under the credit facilities to remain in place following the closing of the acquisition. The facilities have outstanding balances of approximately $1.65 billion and $292 million that mature in October 2011 and June 2013, respectively. An additional revolving credit facility of $300 million is unutilized. As part of the amendments, effective upon closing, Teva will guarantee the obligations of the borrowers under the facilities.

"We appreciate the support our bank group has provided Barr over the years and view their willingness to agree to this amendment as further evidence of the strength of this combination," said **Bill McKee, EVP and CFO of Barr**.

Teva expects the acquisition to close by late 2008.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

About Barr
Barr Pharmaceuticals, Inc. is a global specialty pharmaceutical company that operates in more than 30 countries worldwide and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. A holding company, Barr operates through its principal subsidiaries: Barr Laboratories, Inc., Duramed Pharmaceuticals, Inc. and PLIVA d.d. and its subsidiaries. The Barr Group of companies markets more than 120 generic and 27 proprietary products in the U.S. and approximately 1,025 products globally outside of the U.S. For more information, visit www.barrlabs.com.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
The statements, analyses and other information contained herein relating to the proposed merger, financing, anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Teva Pharmaceutical Industries Ltd.'s and Barr Pharmaceutical, Inc.'s operations and financial results, the markets for Teva's and Barr's products, the future development of Teva's and Barr's business, and the contingencies and uncertainties to which Teva and Barr may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on Teva and on Barr.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, Teva's ability to rapidly integrate Barr's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and Barr's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, Famvir® and Protonix®, Teva's and Barr's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva or Barr may obtain U.S. market exclusivity for certain of their new generic products and regulatory changes that may prevent Teva or Barr from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions (including the pending acquisition of Bentley Pharmaceuticals, Inc.), potential exposure to

product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F, Barr's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor Ivax undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and Barr. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Barr, and Barr has filed a proxy statement for the stockholders of Barr, with the SEC. Before making any voting or investment decision, Barr's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents is available free of charge at the SEC's website, www.sec.gov. You may also obtain the proxy statement/prospectus and other documents free of charge by contacting Barr Investor Relations at 201-930-3720 or Teva Investor Relations at 972-3-926-7554 / 215-591-8912.

Teva, Barr and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Barr's directors and executive officers is available in Barr's proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on May 15, 2008 and information regarding Teva's directors and executive officers is available in Teva's Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the SEC on February 29, 2008. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                 (Registrant)

By: /s/ Eyal Desheh
                        Name: Eyal Desheh
                        Title: Chief Financial Officer

Date: October 28, 2008